UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Peloton Interactive, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.000025 per share

(Title of Class of Securities)

70614W100

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70614W100	13G	Page 1 of 5

1.	Names of Reporting Persons David Heller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,808,396(1)
	6.	Shared Voting Power 711,408(2)
	7.	Sole Dispositive Power 2,808,396(1)
	8.	Shared Dispositive Power 711,408(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,519,804
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.5%(3)
12.	Type of Reporting Person (See Instructions) IN

Pursuant to Rule 13d-3(d)(1)(i), the shares of Class A Common Stock of Peloton Interactive, Inc. (the “Company”) reported as being beneficially owned by the reporting person at December 31, 2019, are included in this Schedule 13G because the reporting person is deemed to beneficially own such shares as a result of the ownership of shares of the Company’s Class B Common Stock, which shares of Class B Common Stock are convertible into shares of Class A Common Stock at the election of the holder at an exchange rate of 1:1. Such shares of Class B Common Stock represent approximately 1.5% of the outstanding Class B Common Stock (based on 236,819,100 shares of Class B Common Stock outstanding as of October 31, 2019, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 6, 2019). Assuming the conversion of all outstanding shares of Class B Common Stock into Class A Common Stock, the 3,519,804 shares of Class A Common Stock reported as being beneficially owned by the reporting person in this Schedule 13G would represent approximately 1.3% of the outstanding Class A Common Stock. Because Class B Common Stock has 20 votes per share while Class A Common Stock has one vote per share, the 3,519,804 shares of Class B Common Stock beneficially owned by the reporting person represents approximately 1.5% of the voting power of the shareholders in the Company.

(1)	Includes vested options to purchase 312,768 shares of Class B Common Stock.
(2)	Consists of 711,408 shares of Class B Common Stock held by the David B Heller 2004 Family Trust.
(3)	Based on 43,707,400 shares of Class A Common Stock outstanding as of October 31, 2019, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 6, 2019.

CUSIP No. 70614W100	13G	Page 2 of 5

Item 1.

(a)	Name of issuer

Peloton Interactive, Inc. (the “Company”).

(b)	Address of issuer’s principal executive offices

125 West 25th Street, 11th Floor
New York, New York 10001

Item 2.

(a)	Name of person filing

This Schedule 13G is being filed by David Heller (the “Reporting Person”).

(b)	Address or principal business office or, if none, residence

The address of the principal business office of the Reporting Person is: c/o AYCO, 321 Broadway, Saratoga Springs, NY 12866.

(c)	Citizenship

David Heller is a citizen of the United States.

(d)	Title of class of securities

Class A Common Stock, par value $0.000025 per share (the “Class A Common Stock”).

(e)	CUSIP No.

70614W100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with § 240.13d-1(b)(ii)(J).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 70614W100	13G	Page 3 of 5

Item 4.	Ownership

(a)-(c)	The information relating to the beneficial ownership of Class A Common Stock by the Reporting Person set forth in Rows 5 through 9 and Row 11 of the cover page hereto is incorporated herein by reference.

The ownership percentage of the Reporting Person set forth in Row 11 of the cover page hereto has been calculated based on an assumed total of 43,707,400 shares of Class A Common Stock outstanding as of October 31, 2019, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 6, 2019.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2020

David Heller

/s/ David Heller